UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 16, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

16 May 2023
News Release
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules UBS filed an amended Form F-4 registration statement with the SEC, including pro forma financial information

•        Financial information contains unaudited pro forma combined numbers for illustrative purposes only.

•        Reflects preliminary estimates and assumptions made by UBS’s management.

•        Estimates and assumptions are subject to change as additional information becomes known before and after closing of the acquisition.

Zurich, 16 May 2023 – In connection with the planned acquisition of Credit Suisse, UBS Group AG has filed a registration statement on Form F-4 with the US Securities and Exchange Commission (SEC) covering the UBS Group AG shares to be issued to Credit Suisse Group AG shareholders in the acquisition. UBS filed today Amendment 1 to the registration statement, which includes pro forma financial information for UBS Group AG as required by SEC regulations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and reflects preliminary estimates and assumptions made by UBS’s management that it considers reasonable. Such estimates and assumptions are subject to change as additional information becomes known upon closing of the acquisition.

The financial information comprises:

•          the unaudited pro forma condensed combined balance sheet as of 31 December 2022 for UBS Group AG giving effect to the acquisition, prepared as if the transaction had occurred at that date,

•          the unaudited pro forma condensed combined income statement for UBS Group AG giving effect to the acquisition for the year ended 31 December 2022, prepared as if the transaction occurred on 1 January 2022; and

•          estimated preliminary Purchase Price Allocation.

The registration statement is available at https://www.sec.gov/edgar/browse/?CIK=1610520&owner=exclude

The SEC registration statement and a presentation summarizing the pro forma financial information is available on UBS’s webpage at https://www.ubs.com/global/en/investor-relations/events/presentations.html

UBS Group AG, News Release, 16 May 2023                                                                                                      Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Disclaimer

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. UBS undertakes no obligation to update the information contained herein.

This document contains statements that constitute “forward-looking statements.” While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS’s future results please refer to the “Risk Factors” and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS’s Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC’s website: www.sec.gov.

UBS Group AG, News Release, 16 May 2023                                                                                                      Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  May 16, 2023